AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 25, 2009

INVESTMENT COMPANY ACT FILE NO. 811-07359

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT

(Under Section 13(e)(1) of the Securities Exchange Act of 1934)

(Amendment No. 1)

HYPERION BROOKFIELD INCOME FUND, INC.

(Name of Issuer and Person Filing Statement)

Shares of Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

JOHN J. FEENEY, JR., PRESIDENT

HYPERION BROOKFIELD INCOME FUND, INC.

THREE WORLD FINANCIAL CENTER

200 VESEY STREET, 10th FLOOR

NEW YORK, NY 10281-1010

1-800-497-3746

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Person Filing Statement)

With copies to:

MICHAEL R. ROSELLA

PAUL, HASTINGS, JANOFSKY & WALKER LLP

PARK AVENUE TOWER

75 EAST 55TH STREET

NEW YORK, NY 10022

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of Hyperion Brookfield Income Fund, Inc. (the “Fund”) relating to an offer to purchase (the “Offer”) up to 17,800,000 of the Fund’s shares of common stock, par value $0.001 per share (the “Shares”), as originally filed with the Securities and Exchange Commission on October 23, 2009, constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934.

The Offer terminated at 11:59 P.M., Eastern time, on November 20, 2009 (the “Expiration Date”). Pursuant to the Offer, a total of 17,800,974.823 Shares were tendered for cash redemption and all 17,800,974.823 Shares were accepted by the Fund for repurchase at a net asset value of $ 0.70 per share, as determined by the Fund’s net asset value per Share as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $ 12,460,682.35.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hyperion Brookfield Income Fund, Inc.

By:	/S/ JOHN J. FEENEY, JR.
John J. Feeney, Jr.
President

November 25, 2009

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